Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 11-K



               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                    For the Plan year ended December 31, 1999

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from _____ to _____

                          Commission file number ______


A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                         BANKATLANTIC SECURITY PLUS PLAN
                      BankAtlantic, A Federal Savings Bank
                              1750 E. Sunrise Blvd.
                          Ft. Lauderdale, Florida 33304

                        S.E.C. Registration No. 333-82489


B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

                           BankAtlantic Bancorp, Inc.
                             1750 East Sunrise Blvd.
                          Ft. Lauderdale, Florida 33304

                                TABLE OF CONTENTS


                              FINANCIAL STATEMENTS

                                                                        Page
                                                                      Reference
                                                                      ---------


Independent Auditors' Report


Statements of Net Assets Available for Plan
  Benefits as of December 31, 1999 and 1998.............................    1


Statement of Changes in Net Assets Available for
  Plan Benefits for the Year Ended December 31, 1999....................    2


Notes to Financial Statements...........................................   3-9


Supplemental Schedules as of December 31, 1999, as follows:

   Schedule I - Line 27a - Schedule of Assets Held for Investment
                           Purposes as of December 31, 1999 ............   10

Independent Auditors' Consent ..........................................   11






                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the BankAtlantic Savings Plus Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          BANKATLANTIC SECURITY PLUS PLAN


Date:  June 27, 2000                    By:  /s/Lewis Sarrica, Trustee
                                             -------------------------
                                             Lewis Sarrica, Trustee

                          INDEPENDENT AUDITORS' REPORT



Board of Trustees
BankAtlantic Security Plus Plan
Fort Lauderdale, Florida


         We have audited the accompanying statements of net assets available for plan benefits of the BankAtlantic Security Plus Plan (the "Plan"), as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



 /s/ KPMG LLP
------------------------
Fort Lauderdale, Florida
 May 30, 2000

BankAtlantic Security Plus Plan


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1999 AND 1998

                                                   1999          1998
                                                ----------    -----------
Assets
 Investments:
  Short-term money market instruments .......  $   791,200   $    700,258
  BankAtlantic Bancorp Class A common stock .      307,549              0
  Mutual funds (Cost: 1999 - $15,070,782,
   1998 - $12,789,804) ......................   16,174,379     13,839,211
  Participant loans receivable ..............      563,957        686,625
                                                ----------     ----------
    Total investments .......................   17,837,085     15,226,094

 Employer contributions receivable and other       220,503        222,608
                                                ----------    -----------
    Net assets available for plan benefits ..  $18,057,588   $ 15,448,702
                                                ==========    ===========





                   See accompanying notes to financial statements.

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


Additions to net assets attributed to:
 Investment income:
  Net gains on sales of investments .....   $   155,942
  Net appreciation in fair value of
   investments ..........................       879,999
  Dividends .............................     1,602,632
  Interest ..............................        53,100
                                             ----------
    Net investment income ...............     2,691,673
                                             ----------
 Contributions:
  Employer contributions ................       213,600
  Employee contributions ................     1,861,160
  Rollovers .............................       163,659
                                             ----------
    Total Contributions .................     2,238,419
                                             ----------
    Total additions .....................     4,930,092
                                             ----------
Deductions from net assets attributed to:
  Benefits paid to plan participants ....     2,321,206
                                             ----------
Net Increase ............................     2,608,886
Net assets available for plan benefits
  - beginning of year ...................    15,448,702
                                             ----------
Net assets available For plan benefits
 - end of year ..........................   $18,057,588
                                             ==========



            See  accompanying  notes to  financial statements.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 1:    DESCRIPTION OF PLAN

         On May 1, 1987, BankAtlantic, a Federal Savings Bank, (the "Employer" or the "Company") established the BankAtlantic Security Plus Plan (the "Plan"). The following description of the Plan provides general information only. Readers should refer to the Plan agreement for more complete information.

         General

         The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits; and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participant's rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

         The Plan Administrator is the BankAtlantic Savings Plus Committee.

         ELIGIBILITY OF PARTICIPANTS

         The Plan covers substantially all employees of BankAtlantic and subsidiaries. Participation occurs on the January 1, April 1, July 1 or October 1, after the completion of three months of service.

         VESTING

         Vesting Service

         Vesting service is the number of Plan years, beginning with the participant's date of hire, in which the participant accrued 1,000 or more service hours. For those participants who began employment prior to 1987, vesting service begins on the effective date (May 1, 1987) of the Plan.

         Vesting Percentage

         Participant contributions are 100% vested. Matching contributions are 20% vested after one year of service, and 20% for each additional year of service. Automatic 100% vesting occurs upon death, disability, plan termination or attainment of age 65.

         CONTRIBUTIONS

         a.  Basic Tax-Deferred Matched Contributions

                  Participants are permitted to contribute not less than 2% nor more than 6% of compensation. Percentage may be changed effective the first pay period following January 1, April 1, July 1 or October 1 if at least two (2) weeks advance notice is given.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


             b.   Supplemental Tax-Deferred Contributions

                  In addition, participants are permitted to contribute in excess of 6% up to 14% of compensation, not to exceed $10,000 at December 31, 1999 and 1998, respectively. For employees that fall within the highly compensated category, maximum contributions are 10% of salary. Percentage may be changed once each quarter to become effective the first pay period following either January 1, April 1, July 1 or October 1, if at least two (2) weeks advance notice is given.

             c.   Definition of Compensation

                  This represents compensation actually paid to a participant including overtime pay, bonuses, and certain other forms of extraordinary compensation, and excluding any pre-tax contributions made by the employee to any plan involving IRS qualified salary reduction sponsored by the Employer.
                  Additionally, auto allowances and referral fees are also excluded from compensation. Compensation for purposes of this Plan is limited to $160,000 in 1999 and 1998.

             d.   Rollover Contributions

                  Participants are permitted to transfer funds from another qualified plan and trust which represents a qualifying rollover distribution under the applicable provisions of the Internal Revenue Code.

              EMPLOYER-MATCHING

              The Plan's Board of Trustees have the authority to match employee contributions up to 15% of the first 4% of contributions and an additional match of 10% of the first 4% of contributions would occur based on the discretion of the BankAtlantic Compensation Committee. During 1999 and 1998 the participants received the additional 10% of contributions.

              Participants that were employed by BankAtlantic at December 31, 1999 and 1998 and participants who experienced a termination of service as a result of the Employer's Reduction in Force Program implemented beginning December 15, 1998 were entitled to receive employer-matching contributions.

              ELIGIBILITY FOR DISTRIBUTION

              Participants' vested interest from all accounts are eligible for distribution upon death, disability or normal retirement. Distribution will be made in either a lump sum or over a period not exceeding ten (10) years. On termination of service, if a participant's account balance is greater than $200, a participant's account may be distributed to the participant in the form of a single lump-sum payment upon receipt of participant's consent. Participants may delay receiving benefits until attainment of age 65. Terminated participants whose account balance is less than $200 receive automatic distributions. As of December 31, 1999 and 1998, amounts allocated to accounts of terminated persons who have not yet been paid totaled $699,852 and $587,657, respectively.

                          NOTES TO FINANCIAL STATEMENTS
                        ENDED DECEMBER 31, 1999 AND 1998


              FORFEITURES

              At a participant's termination date, the aggregate amount not available for distribution to the participant is placed in his or her forfeiture account. The amount in the forfeiture account is the amount forfeited at the end of the Plan year in which the first of the following events occurs: (1) the participant receives a lump sum distribution of all amounts to which he or she is entitled from the Plan; and (2) the participant incurs five one-year breaks-in-service. Such amounts forfeited are used to reduce the employer's contributions. At December 31, 1999 and 1998 forfeited nonvested accounts available to reduce future employer contributions totaled $16,803 and $11,618, respectively.

              INVESTMENT AND EARNINGS

              Participants may elect to invest all pre-tax and rollover contributions within the various funds of the American Funds Group. Investment elections can be changed on January 1, April 1, July 1 or October 1 with two (2) weeks written notice. Earnings are allocated quarterly in proportion to the participants' weighted average account balances during the period.

              LOANS

              A participant can borrow an amount of not less than $500 nor in excess of 50% of the vested portion of the account as of the date on which the loan is approved. The amount of the loan can not exceed $50,000 less the excess of the highest outstanding Plan loan balance during the preceding twelve (12) months less that existing loan balance on the date on which this loan is being made. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loans fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and accrue interest at a rate, which is comparable to those of most major lending institutions. Interest rates vary depending on the current prime interest rate. Principal and interest is paid ratably through payroll deductions. All principal and interest payments are allocated to the Plan's investment funds based on the participant's investment elections at the time of payment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

              HARDSHIP WITHDRAWAL

              A participant can withdraw from the plan, part or all of his contributions for a financial hardship. The trustees shall determine what portion or all of such account balance is necessary to alleviate the hardship. A financial hardship must be for one of the reasons specified below:

                 1. Medical expense incurred by the Participant, the Partici-pant's spouse, or any dependents of the Participant;

                 2. The purchase (excluding mortgage payments) of a principal residence of a Participant;

                 3.   Tuition for the next semester or quarter of post secondary
                      education  for  the   Participant,   his  or  her  spouse,
                      children, or dependents of the Participant; or

                 4. The need to prevent the eviction of the Participant from his principal residence or foreclosure on the mortgage of the Participant's principal residence.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING

         The Plan records transactions on the accrual basis and assets are valued at market value.

         ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

         ADMINISTRATIVE EXPENSES

         Administrative expenses of the plan are paid directly by the Employer and are not included in the accompanying financial statements.

         INVESTMENTS

         Short-term money market instruments are stated at cost which approximates fair value. Mutual funds and BankAtlantic Bancorp, Inc. Class A common stock are valued at quoted market prices, which represent the net asset value of the securities. Participant loans receivable are stated at historical cost.

         Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the statements of changes in net assets available for plan benefits, the net appreciation (depreciation) in the fair value of its investments which consists of unrealized appreciation (depreciation) on those investments. Dividends on mutual funds are recorded on the record date. Interest income is recorded on the accrual basis.

         BENEFITS

         Benefits are recorded when paid.


NOTE 3:   INVESTMENTS

         In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and is effective for plan years ending after December 15, 1999. The Plan adopted SOP 99-3 during the Plan year ending December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 1999 financial statements. The Plan's 1998 financial statements have been reclassified to conform with the current year presentation.

         The Plan held the following investments whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1999 and 1998:
                                               1999         1998
                                             ---------   ---------
          Cash Management Trust of America     791,200     700,258
          The Growth Fund of America .....   6,889,030   4,881,398
          U.S. Government Securities Fund      611,852     696,975
          Washington Mutual Investors Fund   6,222,332   6,166,531
          American Balanced Fund .........     873,028     823,026
          EuroPacific Growth Fund ........   1,231,651     725,535



         The number of participants' accounts in each of the funds at December 31, 1999 and 1998 were as follows:

                                                     1999    1998
                                                     ----    ----
          American Balanced Fund ..................   318     314
          Growth Fund of America ..................   669     690
          U.S. Government Securities Fund .........   212     227
          Washington Mutual Investors Fund ........   755     774
          Cash Management Trust of America Fund ...   174     149
          EuroPacific Growth Fund .................   349     364
          Small Cap Fund ..........................   133     227
          Capital World Bond Fund .................    34      54
          Bond Fund of America ....................    45       0
          BankAtlantic Bancorp Class A common stock   184       0


NOTE 4:  INTERFUND TRANSFERS

         These amounts consist of participants' elections to change their investments, and loans to participants from their investment funds.


NOTE 5:       PLAN  TERMINATION

         While it has not expressed any intention to do so, the Company may amend or terminate the Plan at any time. In the event of termination, Plan assets are payable to each participant in a lump sum equal to the balance in the participant's account.

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998



NOTE 6:  TAX STATUS

         The Plan qualifies as a profit sharing plan under Section 401(a) of the Internal Revenue Code of 1986, as amended, (the "Code") and also qualifies as a cash or deferred arrangement under Section 401(k) of the Code and, therefore, is exempt from federal income taxes under Section 501(a) of the Code. The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 1995, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Under a plan qualified pursuant to Sections 401(a) and (k) of the Code, participants generally will not be taxed on contributions or matching contributions, or earnings thereon, until such amounts are distributed to participants or their beneficiaries under the Plan. The tax-deferred contributions and matching contributions are deductible by the Company for tax purposes when those contributions are made, subject to certain limitations set forth in Section 404 of the Code.

         Participants or their beneficiaries will be taxed, at ordinary income tax rates, on the amount they receive as a distribution from the Plan, at the time they receive the distribution. However, if the participant or beneficiary receives a lump sum payment of the balance under the Plan in a single taxable year, and the distribution is made by reason of death, disability or termination of employment of the participant, or after the participant has attained age 59 1/2, then certain special tax rules may be applicable.


NOTE 7:  ROLLOVERS

         In April, 1998, St. Lucie West ("SLW") 401K Plan merged into the Plan. The net assets of $73,235 were transferred from the SLW Plan to the Security Plus Plan and invested in various American Funds.


NOTE 8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

         The Department of Labor Regulations requires benefits payable to participants to be accrued on Form 5500, Annual Return of Employee Benefit Plans, but benefits payable to participants are not accrued for financial statements prepared in conformity with generally accepted accounting principles.

         The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

                                                     December 31,
                                               -------------------------
                                                  1999           1998
                                               ----------     ----------
          Net assets available for Plan
           benefits per the financial
           statements .....................   $18,057,588    $15,448,702
          Amounts allocated to withdrawing
           participants ...................      (699,852)      (587,657)
                                               ----------     ----------
          Net assets available for benefits
           per Form 5500 ..................   $17,357,736    $14,861,045
                                               ==========     ==========

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998


         The following is a reconciliation of benefits paid to participants according to the financial statements for the year ended December 31, 1999 to Form 5500:

          Benefits paid to participants per
           the financial statements .................   $ 2,321,206
          Add: Amounts allocated to withdrawing
               participants at December 31, 1999 ....       699,852
          Less: Amounts allocated to withdrawing
               participants at December 31, 1998 ....      (587,657)
                                                         ----------
          Benefits paid to participants per Form 5500   $ 2,433,401
                                                         ==========
         Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payments prior to December 31 but not yet paid as of that date.

NOTE 9:  RELATED PARTY TRANSACTIONS

         Effective January 1, 1999, the Plan's investment options included BankAtlantic Bancorp, Inc. Class A common stock. BankAtlantic, the Plan's sponsor, is a wholly owned subsidiary of BankAtlantic Bancorp, Inc. As a consequence, all purchases and sales of BankAtlantic Bancorp, Inc. Class A common stock qualify as party-in-interest transactions. During the year ended December 31, 1999 the plan purchased 74,530 shares of BankAtlantic Bancorp Class A common stock for $531,035.


NOTE 10: SUBSEQUENT EVENTS

         Effective January 1, 2000, the Board of Trustees increased the employer contribution match to 100% of the first 4% of contributions. Additionally, for employees that fall within the highly compensated category, maximum contributions were reduced to 6% of salary from 10% of salary during 1999.

         Effective March 15, 2000 the Board of Trustees increased the maximum participants' supplemental tax-deferred contribution from 8% to 14% for all non-highly compensated employees. As a consequence, all non-highly compensated employees during the year ended December 31, 2000 are permitted to contribute in excess of 6% up to 20% of compensation not to exceed $10,500.


           .

                                   SCHEDULE I

           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 1999


                                                              Number of
                              Description of Investment        Shares,
      Identity of         Including Maturity Date, Rate of    Units or
Issue, Borrower, Lessor               Interest,               Principal                  Current
    or Similar Party      Collateral, Par or Maturity Value    Amounts      Cost          Value
------------------------  ---------------------------------   ---------   ----------   ----------

The American Funds Group  The Growth Fund of America .....      236,411  $ 5,508,478  $ 6,889,030
The American Funds Group  U.S. Government Securities Fund        49,105      654,361      611,852
The American Funds Group  Washington Mutual Investors Fund      210,498    6,862,087    6,222,332
The American Funds Group  EuroPacific Growth Fund ........       28,871      858,435    1,231,651
The American Funds Group  American Balanced Fund .........       60,543      948,106      873,028
The American Funds Group  Smallcap World Fund ............        7,732      193,071      302,644
The American Funds Group  Capital World Bond Fund ........        1,800       29,050       26,928
The American Funds Group  Bond Fund of America ...........        1,303       17,194       16,914
                                                                          ----------   ----------
Subtotal Mutual Funds ....................................                15,070,782   16,174,379
                                                                          ==========   ==========

The American Funds Group  Cash Management.................                   791,200      791,200
BankAtlantic Bancorp, Inc.*
 Class A common stock.....................................       74,530      531,035      307,549
Loans to participants of the Plan
Rates change quarterly.......................... .........                         0      563,957
                                                                          ----------   ----------
Total assets held for investment .........................               $16,393,017  $17,837,085
                                                                          ==========   ==========

*BankAtlantic, the plan sponsor, is a wholly owned subsidiary of BankAtlantic Bancorp, Inc.
